Via Facsimile and U.S. Mail
Mail Stop 4720

August 17, 2009

Mr. Jack B. Lay
Senior Executive Vice President and
Chief Financial Officer
Reinsurance Group of America, Inc.
1370 Timberlake Manor Parkway
Chesterfield, MO 63017

Re: Reinsurance Group of America, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
File Number: 001-11848

Dear Mr. Lay,

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief